UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

InfuSystem Holdings, Inc.

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45685K102

(CUSIP Number)

Ryan J. Morris Meson Capital Partners LLC 531 E. State Street Ithaca, New York 14850 (607) 216-8905

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

– with copies to –

Andrew J. Rosell Kleinheinz Capital Partners, Inc. 301 Commerce Street, Suite 1900 Fort Worth, Texas 76102 (817) 348-8100	Paula L. Skidmore c/o Nadel and Gussman, LLC 15 East 5th Street, Suite 3200 Tulsa, Oklahoma 74103 (918) 583-3333	Jeffrey C. Selman Crowell & Moring LLP 275 Battery Street, 23rd Floor San Francisco, California 94111 (415) 986-2800

January 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,861,480
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,861,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners LDC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,861,480
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,861,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Global Undervalued Securities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,861,480
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,861,480
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Global Undervalued Securities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,861,480
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,861,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Global Undervalued Securities Fund (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,861,480
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,861,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Global Undervalued Securities Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,861,480
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,861,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS John Kleinheinz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,861,480
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,861,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Boston Avenue Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,327
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 82,327
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Charles M. Gillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 82,327
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 82,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 82,327
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 82,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 82,327
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 82,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Meson Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 446,450
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 446,450
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,450
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Meson Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 479,876
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 479,876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,876
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Ryan J. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,426
	8	SHARED VOTING POWER 446,450
	9	SOLE DISPOSITIVE POWER 33,426
	10	SHARED DISPOSITIVE POWER 446,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,876
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45685K102

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being jointly filed by the Reporting Persons, as such term is defined in the Schedule 13D filed on December 6, 2011 (the “Schedule 13D”), to amend and supplement the Schedule 13D. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is amended and restated as follows:

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. The purpose of such acquisitions of the Common Stock was for investment, and such acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

On January 18, 2012, the Reporting Persons filed a preliminary proxy statement (the “Preliminary Consent Solicitation”) with the U.S. Securities and Exchange Commission (the “SEC”) soliciting written consents from the stockholders to request that the Issuer call a special meeting of stockholders (the “Special Meeting”) for the following purposes: (i) to amend the Issuer’s bylaws in order to permit the stockholders to fill any vacancies, however caused, on the Issuer’s Board of Directors (the “Board”); (ii) to remove, without cause, each of the seven members of the current Board, as well as any person appointed by the Board without stockholder approval between January 18, 2012 and up through and including the date of the Special Meeting, (iii) to elect a slate of seven nominees proposed by the Reporting Persons, (iv) to repeal any Bylaw provision that may be adopted by the Board subsequent to the last public filing of the Bylaws prior to the Special Meeting, and (v) to transact such other business as may properly come before the Special Meeting.

Further, on January 18, 2012, the Reporting Persons issued a press release announcing the filing of the Preliminary Consent Solicitation and filed a copy of such press release with the SEC.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Consistent with their investment purpose, the Reporting Persons may engage in communications amongst themselves or with their Board nominees, one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the Board and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the Board or management of the Issuer.

Except as disclosed herein, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a) and (b) According to the Issuer’s most recent Quarterly Report on Form 10-Q filed November 14, 2011, there were 21,244,916 shares of Common Stock issued and outstanding as of November 8, 2011. The group that may have been deemed to be formed by the Reporting Persons may be deemed to beneficially own 2,423,683 shares of Common Stock of the Issuer held by all of the Reporting Persons combined (11.4% of the Common Stock of the Issuer based upon the information contained in the above-referenced Form 10-Q), and each of the Reporting Persons may be deemed to beneficially own the shares of each other Reporting Person.

Global Master beneficially owns and has voting and dispositive power over 1,861,480 shares of Common Stock (the “Global Master Shares”), or 8.8% of the issued and outstanding Common Stock, after taking into account the transactions disclosed in Item 5(c) below.

As general partners of Global Master, Global, L.P., Global QP and/or Global Ltd. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Global Master Shares. None of Global, L.P., Global QP or Global Ltd. owns any shares of Common Stock directly.

As general partner of Global, L.P. and Global QP, LDC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Global, L.P. or Global QP. LDC does not own any shares of Common Stock directly.

As investment manager of Global, L.P., Global QP, Global Ltd., and Global Master, Kleinheinz Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Global Master Shares and any shares of Common Stock beneficially owned by Global, L.P., Global QP or Global Ltd. Kleinheinz Capital does not own any shares of Common Stock directly.

As sole director and President of Kleinheinz Capital and director of LDC, Mr. Kleinheinz may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Kleinheinz Capital or LDC. Mr. Kleinheinz does not own any shares of Common Stock directly.

Meson LP beneficially owns and has voting and dispositive power over 446,450 shares of Common Stock (the “Meson LP Shares”), or 2.1% of the issued and outstanding Common Stock, after taking into account the transactions disclosed in Item 5(c) below. Meson LP disclaims beneficial ownership of the Morris Shares (defined below).

As general partner of Meson LP, Meson LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Meson LP Shares. Meson LLC does not own any shares of Common Stock directly and disclaims beneficial ownership of the Meson LP Shares.

As managing member of Meson LLC, Morris may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Meson LLC. In addition, Morris beneficially owns and has voting and dispositive power over 33,426 shares of Common Stock (the “Morris Shares”), or 0.2% of the issued and outstanding Common Stock, after taking into account the transactions disclosed in Item 5(c) below. Morris disclaims beneficial ownership of any shares of Common Stock beneficially owned by Meson LLC.

As an entity which is managed by Morris, Meson LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Morris Shares. Meson LLC disclaims beneficial ownership of the Morris Shares.

Boston Capital directly beneficially owns and has voting and dispositive power over 82,327 shares of Common Stock, or 0.4% of the issued and outstanding Common Stock, after taking into account the transactions disclosed in Item 5(c) below.

As the managers of Boston Capital, Heyman and Adelson each have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Boston Capital. Neither of Heyman or Adelson owns any shares of Common Stock directly, and each disclaims beneficial ownership of any shares of Common Stock beneficially owned by Boston Capital.

As the portfolio manager of Boston Capital, Gillman also has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Boston Capital. Gillman does not own any shares of Common Stock directly, and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Boston Capital.

Each Reporting Person in Kleinheinz disclaims beneficial ownership of the Meson LP Shares, the Morris Shares, or any shares of Common Stock beneficially owned by any Reporting Person in Meson or in Boston.

Each Reporting Person in Meson disclaims beneficial ownership of the Global Master Shares, or any shares of Common Stock beneficially owned by any Reporting Person in Kleinheinz or in Boston.

Each Reporting Person in Boston disclaims beneficial ownership of the Global Master Shares, the Meson LP Shares, the Morris Shares, or any shares of Common Stock beneficially owned by any Reporting Person in Kleinheinz or in Meson.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) Since the filing of the Schedule 13D none of the Reporting Persons had any transactions in the Common Stock of the Issuer.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and restated as follows:

On January 18, 2012, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws, (b) the parties agreed to form the group for the purpose of soliciting written consents to call the Special Meeting and proxies for the election of the persons nominated by the Reporting Persons as directors of the Issuer and for the purpose of taking all other actions incidental to the foregoing, (c) each of the Reporting Persons shall have the right to pre-approve all expenses incurred in connection with the group’s activities and agreed to pay directly all such pre-approved expenses on a pro rata basis between the Reporting Persons based on the number of shares of Common Stock in the aggregate held by each of the Reporting Persons on the date hereof and (d) each of the Reporting Persons shall have the right to pre-approve all SEC filings, press releases or stockholder communications proposed to be made or issued in connection with the group’s activities. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Other than as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing and Solicitation Agreement

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2012

GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P.

By: Global Undervalued Securities Fund, L.P., its general partner

By: Kleinheinz Capital Partners, Inc., its investment manager

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

GLOBAL UNDERVALUED SECURITIES FUND, L.P.

By: Kleinheinz Capital Partners, Inc., its investment manager

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

GLOBAL UNDERVALUED SECURITIES FUND (QP), L.P.

By: Kleinheinz Capital Partners, Inc., its investment manager

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

GLOBAL UNDERVALUED SECURITIES FUND, LTD.

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	Director

KLEINHEINZ CAPITAL PARTNERS, INC.

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

KLEINHEINZ CAPITAL PARTNERS LDC

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	Managing Director

JOHN B. KLEINHEINZ, INDIVIDUALLY

/s/ John B. Kleinheinz
John B. Kleinheinz

BOSTON AVENUE CAPITAL LLC

By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager

CHARLES M. GILLMAN, INDIVIDUALLY

/s/ Charles M. Gillman
Charles M. Gillman

STEPHEN J. HEYMAN, INDIVIDUALLY

/s/ Stephen J. Heyman
Stephen J. Heyman

JAMES F. ADELSON, INDIVIDUALLY

/s/ James F. Adelson
James F. Adelson

MESON CAPITAL PARTNERS LP

By:	Meson Capital Partners LLC its General Partner

By:	/s/ Ryan J. Morris
Name:	Ryan J. Morris
Title:	Manager

MESON CAPITAL PARTNERS LLC

By: /s/ Ryan J. Morris

Name:	Ryan J. Morris
Title:	Managing Partner

RYAN J. MORRIS, INDIVIDUALLY

/s/ Ryan J. Morris
Ryan J. Morris